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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No. 18)*


                           BROWN-FORMAN CORPORATION
                      ------------------------------------
                                (Name of Issuer)

                             CLASS A COMMON STOCK
                      ------------------------------------
                         (Title of Class of Securities)

                                  115637-10-0
                                  -----------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. [_] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

SEC 1745 (10-88)

-----------------------                                  ---------------------
  CUSIP NO. 115637-10-0                                    PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      OWSLEY B. FRAZIER

      # ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
      N/A                                                       (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF                                                     814,879

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                                                11,283,684
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING                                                      814,879

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8                                          11,283,684

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                                                                12,098,563
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
                                                                     41.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
                                                                        IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

               Brown-Forman Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               850 Dixie Highway
               Louisville, Kentucky 40210

Item 2(a)      Name of Person Filing:

               Owsley B. Frazier

Item 2(b)      Address of Principal Business Office, or, if none, Residence:

               850 Dixie Highway
               Louisville, Kentucky 40210

Item 2(c)      Citizenship:

               United States of America

Item 2(d)      Title of Class of Securities:

               Class A Common Stock

Item 2(e)      CUSIP Number:

               115637-10-0

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

               Not applicable

Item 4.        Ownership.

               The amount of shares beneficially owned by the undersigned as of December 31, 1996, is as follows:

               (a) Amount Beneficially Owned:                      12,098,563

               (b)  Percent of Class:                                   41.7%

               (c)  Number of shares as to which such person has:
                    (i)   sole power to vote or to
                          direct the vote.......................      814,879
                    (ii)  shared power to vote or to
                          direct the vote.......................   11,283,684
                    (iii) sole power to dispose or to
                          direct the disposition of.............      814,879
                    (iv)  shared power to dispose or to
                          direct the disposition of.............   11,283,684


                               Page 3 of 4 Pages

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Other persons have the right to receive income from trusts holding Brown-Forman Corporation Class A Common Stock, as to which stock the undersigned has sole or shared voting power. The following person is sole income beneficiary of one of these trusts which holds more than 5% of the outstanding shares of such Class A Common Stock: Sara S. Brown

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               Not applicable

Item 8.        Identification and Classification of Members of the Group.

               Not applicable

Item 9.        Notice of Dissolution of Group.

               Not applicable

Item 10.       Certification.

               Not applicable

                             ---------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 11, 1997
-----------------------------
Date

/s/  Owsley B. Frazier
-----------------------------
Signature


Owsley B. Frazier
-----------------------------
Name, Title



                               Page 4 of 4 Pages